FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of August 2006

Commission File Number 000-50544

LIPMAN ELECTRONIC ENGINEERING LTD.
(Translation of registrant’s name into English)

11 Haamal Street, Park Afek, Rosh Haayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's ‘‘home country’’), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                             No

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

In relation to its September 14, 2006 special general meeting of shareholders (the ‘‘Special Meeting’’) to be held in connection with the proposed merger (the ‘‘Merger’’) of Lipman Electronic Engineering Ltd. (the ‘‘Registrant’’) with a wholly owned subsidiary of VeriFone Holdings, Inc., the Registrant caused to be mailed the following on August 21, 2006, to holders of its ordinary shares, each of which is attached as an exhibit hereto and incorporated herein by reference:

Exhibit 1.	The Registrant's Proxy Statement and Notice of Special Meeting, which forms a part of the Registration Statement on Form S-4 (File No. 333-134928), as amended, of VeriFone Holdings, Inc.;

Exhibit 2.	The Proxy for use at the Special Meeting; and

Exhibit 3.	The Form of Election for the type of consideration (shares of common stock of VeriFone Holdings, Inc., cash or a combination of both) to be received by the Registrant’s shareholders in connection with the Merger.

The information set forth in this Report on Form 6-K is hereby incorporated by reference into the Registrant's Registration Statement on Form S-8 (File No. 333-112993), the Registrant's Registration Statement on Form S-8 (File No. 333-122374) and the Registrant's Registration Statement on Form S-8 (File No. 333-126955).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIPMAN ELECTRONIC ENGINEERING LTD. (Registrant)
By:	/s/ Hana Reller
Hana Reller Corporate Secretary

Dated:    August 22, 2006

EXHIBIT INDEX

Exhibit No.	Description
1.	Registrant's Proxy Statement and Notice with respect to the September 14, 2006 Special General Meeting, which forms a part of the Registration Statement on Form S-4 (File No. 333-134928), as amended, of VeriFone Holdings, Inc.
2.	Proxy for use at the September 14, 2006 Special General Meeting
3.	Form of Election